One Williams Center P.O. Box 2400 Tulsa, OK 74102-2400 918/573-2000

July 19, 2012

Via Edgar

Ms. Jennifer Thompson

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington D.C. 20549

Re:	Williams Companies, Inc.

Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 28, 2012

Form 10-K/A for Fiscal Year Ended December 31, 2011

Filed April 11, 2012

Form 10-K/A for Fiscal Year Ended December 31, 2011

Filed May 1, 2012

File No. 001-04174

Williams Partners, L.P.

Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 28, 2012

Form 10-K/A for Fiscal Year Ended December 31, 2011

Filed April 9, 2012

File No. 001-32599

Dear Ms. Thompson:

On behalf of The Williams Companies, Inc. (“WMB”) and Williams Partners L.P. (“WPZ” and collectively with WMB, the “Companies”), this letter responds to your letter, dated June 27, 2012, regarding the above referenced filings. Our response is set forth in ordinary type below the comment of the Staff of the Division of Corporation Finance, which appears in bold type.

Williams Companies, Inc.

Form 10-K for Fiscal Year Ended December 31, 2011, as amended

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 46

Critical Accounting Estimate, page 49

Ms. Jennifer Thompson

Securities and Exchange Commission

July 19, 2012

1.	We note that your discussion of critical accounting estimates only includes a discussion of your accounting policies with respect to pension and postretirement obligations. We also note that in your December 31, 2010 Form 10-K you disclosed several critical accounting estimates which are not currently discussed. We note that the previously discussed critical accounting estimates for goodwill impairment and oil and gas producing activities appear to pertain solely to your former Exploration and Production segment, and we assume that you no longer disclose these estimates due to the spin-off of your Exploration and Production business. However, please explain why impairments of long lived assets, accounting for derivative instruments and hedging activities, contingent liabilities, valuation of deferred tax assets and tax contingencies and fair value measurements are no longer critical accounting policies for you as these appear to apply to your continuing business. Please also tell us why Williams Partners, L.P. discloses in its December 31, 2011 Form 10-K that it has no critical accounting estimates. Please refer to our Release No. 33-8350 available on our website at http://www.sec.gov/rules/interp/33-8350.htm. Please also refer to our Release No. 33-8040 available on our website at http://www.sec.gov/rules/other/33-8040.htm.

In conjunction with preparing our periodic filings, we regularly review our accounting estimates and assumptions to determine whether any should be disclosed as critical accounting estimates or whether sensitivities should be updated for those critical accounting estimates already disclosed. When doing so, we consider the guidance in Release Nos. 33-8350 and 33-8040, giving specific attention to:

•

Criticality – we seek to highlight those accounting estimates and assumptions that management considers most critical to our financial condition and results due to the subjectivity involved, judgment necessary, or susceptibility of such matters to change.

•	Materiality – we focus on information that we consider to be material to understanding our financial statements and exclude immaterial information.

In preparing WMB’s December 31, 2011 Form 10-K (“2011 10-K”), we considered the effect of the spin-off of our former Exploration and Production business in our assessment of critical accounting estimates. The Staff’s assumption that the discussion of goodwill impairment and oil and gas producing activities were excluded from WMB’s critical accounting estimates in the 2011 10-K due to the spin-off is correct, as WMB’s financial statements were no longer subject to any susceptibility to change related to these estimates. The spin-off also influenced our consideration of certain other accounting estimates and assumptions as discussed further below.

Our continuing evaluation of critical accounting estimates referenced above is further evidenced by the reintroduction of a critical accounting estimate disclosure related to goodwill impairment in both WMB’s and WPZ’s first quarter 2012 Form 10-Q’s following the completion of an acquisition and the related recording of a significant amount of goodwill as of March 31, 2012.

Ms. Jennifer Thompson

Securities and Exchange Commission

July 19, 2012

WMB

Regarding the specific areas of accounting that were determined not to be critical accounting estimates in WMB’s 2011 10-K, we note the following:

Impairments of long-lived assets – In the December 31, 2010 Form 10-K (“2010 10-K”) of WMB, we disclosed significant impairments related to our former Exploration and Production business. The critical accounting estimate disclosed in the 2010 10-K addressed the impairment exposure and sensitivity of certain Exploration and Production properties, some of which incurred additional impairments during 2011. As a result of the spin-off, the related accounting estimates associated with these impairments of Exploration and Production properties were no longer considered critical as their susceptibility to future change would not have any impact on WMB’s financial statements. As of December 31, 2011, we concluded that there were no long-lived assets within WMB’s continuing businesses that we believed were close to triggering material impairments. Considering these factors, we concluded that the estimates and assumptions associated with impairments of long-lived assets did not warrant discussion as a critical accounting estimate in WMB’s 2011 10-K.

Accounting for derivative instruments and hedging activities – Following the spin-off of our former Exploration and Production business as of December 31, 2011, our overall level of derivative instruments and hedging activities was significantly reduced. As disclosed in Notes 14 and 15 of WMB’s 2011 10-K, our remaining energy derivatives amounted to a $1 million asset at December 31, 2011. This asset was comprised solely of Level 1 measurements within the fair value hierarchy and was classified as current as related future cash flows were expected within the next 12 months. As such, we did not consider disclosure of accounting for derivative instruments and hedging activities to be either critical or material in terms of a critical accounting estimate in WMB’s 2011 10-K.

Contingent liabilities – Our consideration of the judgments and assumptions applied in evaluating contingent liabilities included the estimable aggregate reasonably possible losses in excess of amounts accrued, along with the number of individual matters involved. As disclosed in Note 16 of WMB’s 2011 10-K, we considered the aggregate reasonably possible loss in excess of amounts accrued to be immaterial to WMB’s expected future annual results of operations, liquidity and financial position. As for asserted claims for which we were unable to estimate a range of loss, insufficient information existed to provide sensitivities in a critical accounting estimate disclosure meaningful to a reader of the financial statements. These matters were specifically disclosed in the same Note 16. A further consideration was that our contingent liabilities as of the prior year end included certain royalty-related matters associated with our former Exploration and Production business that were considered highly susceptible to change. However, these matters were no longer contingent liabilities to WMB following the spin-off in 2011. Thus, we did not consider the judgments and assumptions applied in our evaluation of our remaining probable or reasonably possible contingent liabilities as of December 31, 2011 to be of such materiality or criticality to warrant disclosure as a critical accounting estimate.

Ms. Jennifer Thompson

Securities and Exchange Commission

July 19, 2012

Valuation of deferred tax assets and tax contingencies – As of December 31, 2011, a substantial portion of WMB’s deferred tax asset valuation allowance related to certain state net operating loss (“NOL”) carryovers that were fully reserved. Considering our organization structure at December 31, 2011, whereby a majority of WMB’s taxable income is generated from WPZ, and the partnership tax income allocation rules for the states where we have nexus, we did not expect to realize the deferred tax asset associated with these state NOLs. We did not consider this assessment to be highly judgmental as we did not expect significant changes in the organization structure or state tax law. Regarding income tax contingencies and as disclosed in Note 5 of WMB’s 2011 10-K, during the first quarter of 2011, we finalized settlements with the Internal Revenue Service for periods from 1997 through 2008. As of December 31, 2011, we were not aware of any material exposures associated with ongoing audits of subsequent periods. Based on these factors considering both criticality and materiality, and combined with the overall reduction in our deferred tax assets following the spin-off of our former Exploration and Production business, we did not consider the valuation of deferred tax assets and tax contingencies to be a critical accounting estimate for disclosure in WMB’s 2011 10-K.

The discussion of fair value measurements within WMB’s 2010 10-K was not part of the critical accounting estimates section. Rather, this discussion followed the critical accounting estimates section and was responsive to the guidance provided by the SEC in 2008 through the “Dear CFO” letters. It was not included in WMB’s 2011 10-K due to the reduction in Level 3 fair value measurements following the spin-off of our former Exploration and Production business.

WPZ

We evaluated the accounting estimates and assumptions utilized in preparing the financial statements included in WPZ’s 2011 10-K and concluded that none were of such criticality or materiality to require disclosure as critical accounting estimates. Similar to the discussion for WMB related to impairments, as of December 31, 2011, we concluded that there were no long-lived assets or investments that we believed were close to triggering material impairments. As such, we concluded that the impairments of long-lived assets and investments did not warrant discussion as a critical accounting estimate in WPZ’s 2011 10-K. Regarding contingent liabilities, we considered the overall materiality based on the estimable aggregate reasonably possible losses in excess of amounts accrued, along with the number of individual matters involved, and concluded that the judgments and assumptions applied in evaluating contingent liabilities, even though susceptible to change, were not material to WPZ’s financial statements. This is consistent with the conclusion noted in Note 15 of WPZ’s 2011 10-K. Thus disclosure as a critical accounting estimate was not considered necessary.

Note 2. Discontinued Operations, page 92

2.	We note your disclosure beginning in the sixth paragraph on page 94 that in conjunction with accounting for the spin-off of WPX, you evaluated whether there was an indicator of impairment of the carrying value of the investment at the date of the spin-off. You disclose that because the market capitalization of WPX as determined by its closing stock price on December 30, 2011 pursuant to the “when issued” trading market was less than your investment in WPX, you determined that an indicator of impairment was present and therefore you conducted an evaluation

Ms. Jennifer Thompson

Securities and Exchange Commission

July 19, 2012

of the fair value of your investment at the date of the spin-off. We note from your disclosures that you considered several valuation approaches including the “when issued” stock price at December 30, 2011, an income approach and a market approach. You disclose that key variables and assumptions in this evaluation included the application of a control premium of up to 30 percent to the December 31, 2011 “when issued” trading value based on transactions involving energy companies and that you applied a control premium adjustment consistent with these levels in your valuation using the market approach. Please show us how you determined a fair value of $5.5 billion for WPX at the date of spin-off, including quantifying the value resulting from each approach and the weighting applied to each approach. Please also explain why you believe the application of a control premium is appropriate in this transaction, and if appropriate, please explain why you selected a control premium of 30 percent rather than another amount.

Fair Value Determination

In determining the impairment of the carrying value of our investment in WPX, we estimated the enterprise fair value of WPX as of December 31, 2011 considering three valuation approaches. The closing “when issued” WPX stock price on December 30, 2011 (last trading day of 2011) adjusted for a control premium, an alternative market approach considering multiples of cash flows implied from the value of comparable companies utilizing their respective December 30, 2011 traded stock prices adjusted for a control premium and an income approach using a discounted cash flow analysis of WPX’s oil and natural gas reserves adjusted for the fair value of other existing assets and liabilities. In valuing our investment in WPX as a business for purposes of estimating fair value, we initially considered that quoted prices in active markets, adjusted for a control premium, provide more observable evidence of fair value. However, given the inherent limitations of the “when issued” trading market in a spin-off transaction, as discussed in our footnote disclosure and also considering the limited year-end holiday trading environment, we considered two additional valuation approaches in estimating the fair value of our investment in WPX as of the December 31, 2011 measurement date.

To arrive at an estimate of the fair value of our investment in WPX we developed a range of possible high and low fair values for each of the three valuation approaches. For the “when issued” approach and the alternative market approach, the high and low amounts resulted from applying control premiums of 30% and 25%, respectively. For the discounted cash flow approach we considered different discount rates to arrive at our high and low amounts. To determine an estimated fair value for our investment in WPX, we weighted the high and low fair values for each of the three valuation approaches to arrive at overall weighted average high and low amounts and selected the midpoint of these two amounts. We weighted the “when issued” valuation approach at 40% and the other two approaches at 30% each. We gave more weight to the valuation approach using the “when issued” trading market in recognition of the fact that quoted market prices are the most observable input and generally the most representative indicator of fair value. The following table summarizes our fair value analysis:

Ms. Jennifer Thompson

Securities and Exchange Commission

July 19, 2012

Approach	Fair Value Range	Control Premium	Weighting
When Issued	$4.5 - $4.7 Billion	25% - 30%	40%
Alternative Market	$6.5 - $6.7 Billion	25% - 30%	30%
Discounted Cash Flow	$5.3 - $5.9 Billion		30%
Overall Weighted Average	$5.3 - $5.7 Billion
Midpoint	$5.5 Billion

Control Premium

Critical to the measurement of fair value under ASC Topic 820, “Fair Value Measurement,” is defining the unit of account from an accounting perspective. The fair value of a financial instrument, which generally is the individual financial instrument, should be based on the unit of account prescribed by the ASC Topic that requires the fair value measurement. Under ASC Topic 820, we believe considering premiums, including a control premium, in non-Level 1 valuations is appropriate if market participants would consider them when valuing the asset (our investment in WPX) and when inclusion is not inconsistent with the unit of account as prescribed in the accounting guidance that requires the fair value measurement. For example, in goodwill impairment testing under ASC Topic 350, “Intangibles – Goodwill and Other,” paragraphs 350-20-35-22 through 35-24 provide guidance in determining the fair value of a reporting unit. This guidance provides that the market price of an individual security (and thus the market capitalization of a reporting unit with publicly traded equity securities) may not be representative of the fair value of the reporting unit. This guidance also indicates that substantial value may arise to a controlling shareholder from the ability to take advantage of synergies and other benefits that arise from control over another entity and the market price of a company’s individual share of stock does not reflect this additional value to a controlling shareholder. Therefore, the quoted market price of an individual equity security may not be representative of the fair value of the entity as a whole and need not be the sole measurement basis for determining the fair value of the entity. As such, including a control premium when control is known to exist is appropriate in measuring the fair value of a reporting unit.

ASC 845-10-30-10 provides guidance regarding the distribution of nonmonetary assets to the owners of an entity in a spin-off transaction, and ASC 505-60 provides additional guidance when the nonmonetary assets being distributed constitute a business. There is not specific unit of account guidance provided in these Topics when estimating fair value for purposes of impairment in a spin-off transaction. Therefore, we analogized our impairment of a business in a spin-off transaction to the reporting unit in goodwill impairment. Similar to the unit of account being the reporting unit for purposes of estimating fair value when evaluating goodwill for impairment, we believe it is appropriate for the unit of account for purposes of assessing impairment in a spin-off transaction to be the business that is being transferred to shareholders (our investment in WPX). Accordingly, we included a control premium in our estimation of fair value for our investment in WPX when using a valuation technique that is based on the market trading price of an individual financial instrument. We considered the following in concluding a control premium is appropriate; i) application of a control premium is consistent with the characteristics of the asset being measured, that is, WMB had a controlling financial interest in WPX immediately prior to the spin-off, ii) market participants acting in their economic best interest would likely consider such a premium when valuing this asset, iii) the accounting

Ms. Jennifer Thompson

Securities and Exchange Commission

July 19, 2012

guidance requiring impairment in a spin-off transaction is silent regarding the unit of account, iv) inclusion of a control premium is not inconsistent with the guidance under ASC Topics 845 and 505 requiring any indicated impairment in a spin-off to be measured at fair value, v) ASC 505-60 in providing guidance regarding distributions to owners specifically addresses where the nonmonetary assets being distributed constitute a business, therefore, as WPX constituted a business, it is appropriate to analogize to a reporting unit, and vi) we were valuing our investment in WPX as a business.

In determining the control premium, we developed a range of reasonably possible control premiums considering both quantitative and qualitative factors. To determine the appropriate control premium we reviewed premiums received in market sales transactions greater than $1 billion occurring from May 2001 through 2011 involving acquirees that were U.S. domiciled exploration and production companies. Premiums during this period ranged from 0% to 65% with a median of 27.6% and an average of 30.4%. Given these metrics, we believe a reasonably possible range of control premiums to be 25% to 30%. We considered this period of data as there was not a preponderance of transactions in any one year and this period provides a sufficient history to capture varying economic and commodity price cycles. Also, in deciding to use the transactions occurring during the above period, we reviewed the transactions that occurred during a shorter, more recent period. The median and average premiums from transactions within the most recent three year period were 32.9% and 36.8%, respectively; however, some of the transactions in the shorter period occurred prior to a more recent softening of forward natural gas prices. Thus we believe the median and average noted above from the longer period to be more representative of a control premium that would be used by market participants at December 31, 2011. We included the same range of control premiums for both the “when issued” and alternative market valuation approaches. We believe it is appropriate to consider the same range of control premiums for both approaches as the concept of a control premium is the same for both valuation approaches, that is, they both rely on December 30, 2011 traded stock prices for WPX and the comparable companies.

Williams Partners, L.P.

Form 10-K for Fiscal Year Ended December 31, 2011, as amended

3.	The comments on the Williams Companies’ filings should be applied to Williams Partners’ filings to the extent applicable.

We have considered the comments on WMB as they apply to WPZ, and specifically addressed WPZ within the response to

Comment 1.

Additional Question from the Staff

In response to the Staff’s telephonic question regarding the reporting of the adjustments to the 2011 Annual Incentive Program awards in the “Non-Equity Incentive Plan Compensation” column (column (g)) of the Summary Compensation Table within WMB’s Definitive Proxy Statement, we note the following information.

Ms. Jennifer Thompson

Securities and Exchange Commission

July 19, 2012

The Staff has addressed this situation in its answer to Compliance and Disclosure Interpretation (C&DI) Question 119.02 stating “amounts earned under a plan that meets the definition of a non-equity incentive plan, but that permits the exercise of negative discretion in determining the amounts of bonuses, generally would still be reportable in the Non-equity Incentive Plan Compensation column (column (g)).”

The Annual Incentive Program (AIP) is an “incentive plan” within the meaning of Item 402(a)(6)(iii) of Regulation S-K. The AIP is a non-equity incentive plan that settles its awards exclusively in cash. The cash incentive awards paid by the Company with respect to its 2011 fiscal year under the AIP were determined within the terms of the program. The material terms of the program for 2011 were communicated to the AIP’s participants in the beginning of that year.

As described on page 41 of WMB’s Definitive Proxy Statement, the AIP is designed to satisfy the requirements of Section 162(m) of the Internal Revenue Code. For 2011, the Compensation Committee established maximum awards for each AIP participant based on the level of achievement of an EVA (economic value added) performance goal, assuming that the achievement of the EVA goal equaled or exceeded the threshold level (as disclosed on page 36 of WMB’s Definitive Proxy Statement). Once a maximum award is established, consistent with Section 162(m) requirements, the Compensation Committee can only exercise negative discretion (in other words, reduce the amount of award from the maximum amount) to arrive at the AIP award actually paid. The adjustments to the 2011 Annual Incentive Program awards were made in accordance with the plan and are not characteristic of discretionary bonuses. Accordingly, we believe that the cash payments made under the AIP for 2011 are appropriately reported in the Non-Equity incentive Plan Compensation column of the Summary Compensation Table.

Each of the Companies hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call the undersigned at (918) 573-3437.

Ms. Jennifer Thompson

Securities and Exchange Commission

July 19, 2012

Sincerely,

/s/ Ted T. Timmermans
Ted T. Timmermans
Vice President Controller and Chief Accounting Officer, The Williams Companies, Inc. and Williams Partners GP LLC

cc:	Richard M. Russo, Gibson, Dunn & Crutcher LLP

Sondra Snyder, Securities and Exchange Commission